Exhibit 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contacts: Joel L. Thomas
                                                                    (919) 379-4300

Alliance One International Reports Fiscal Year 2013 Third Quarter Results

Morrisville, NC - February 5, 2013 - Alliance One International, Inc. (NYSE: AOI) today announced results for its third fiscal quarter ended December 31, 2012.

Highlights

For the third quarter ended December 31, 2012, the Company reported net income of $21.3 million, or $0.24 per basic share, compared to net income of $11.8 million, or $0.13 per basic share, last year. Additionally, for the nine months ended December 31, 2012, the Company reported net income of $8.9 million, or $0.10 per basic share, compared to net income of $9.4 million or $0.11 per basic share for the same period of the prior fiscal year. Last year's three and nine month results included $13.1 million of gain on sale of certain Brazilian assets that did not occur this year.

Mark W. Kehaya, Chief Executive Officer, said "In December of 2010 we were faced with changing industry dynamics and a growing global oversupply. Revenues declined from $2,308.3 million for fiscal year 2010 to $2,094.1 million for the next fiscal year. These challenges were a catalyst and spurred strategy development to reposition our Company for future growth. As a cornerstone of our strategy we instituted a number of operational enhancements that are now complete and are delivering improved efficiencies with reduced costs. We are sharing the financial impact of the efficiency improvements and cost reductions with our customers, resulting in increased volume, revenue and operating profit from core operations. Each incremental kilo of business that we add is improving our cost per kilo as we leverage our efficiency improvements and fixed costs further. Repositioning our Company was paramount to future growth and should improve shareholder value."

J. Pieter Sikkel, President, said, "Fiscal year 2013 is on track to deliver improved revenue and operating income from core operations versus the prior year. As anticipated our inventories have decreased $155.2 million to $908.1 million when compared to last year and our uncommitted inventories are well within our stated range and also significantly below the prior year. We anticipate further committed and uncommitted inventory reductions as the year progresses, with emphasis now on fourth quarter shipping to achieve our internal goals.

Mr. Sikkel concluded, "We are focused on debt reduction, while allocating capital to improve grower sustainability and enhance social responsibility. Our factory investments are reducing operating expenses from where they would have been, positioning our global operations to handle the increasing volumes that we are experiencing, consistent with our strategy. Our order book is developing for the upcoming year as contemplated and we have started purchasing the crop in South America and Africa. Crop sizes are similar to last year in South America with improved quality, and in Africa we believe crop sizes have increased versus last year, but we have not purchased sufficient quantities to establish quality comparisons. While shortages of supply will remain in certain leaf qualities, the growth in volumes particularly of African supply, are moving the global market closer to a state of equilibrium in overall volumes from a current crop supply versus demand perspective. Our continued focus on the components of our business that truly matter, while constructively addressing the challenges, should translate to enhanced long-term shareholder value."

Performance Summary for the Third Fiscal Quarter Ended December 31, 2012

Sales and other operating revenues increased 41.5% to $699.1 million mainly due to smaller crops in South America and Africa versus record crop sizes last year, which resulted in higher average sales prices for this year's crop. In addition, sales of inventory from prior crops and earlier shipments this year also increased revenues.

Gross profit increased 26.3% to $83.1 million compared to last year, while gross profit as a percentage of sales decreased from 13.3% last year to 11.9% this year. Smaller crop sizes resulted in increased processing charges and other related costs on a per kilo basis, negatively impacting gross profit as a percentage of sales. The U.S. dollar impact of these higher costs is partially mitigated by the fluctuation of the Brazilian Real, Malawi Kwacha and the Euro against the U.S. dollar.

Selling, general and administrative costs decreased 1.2% to $33.5 million. Operating income increased 12.3% to $49.3 million. Prior year results included $12.1 million of other income primarily due to asset gains related to a real property exchange in Brazil that did not recur this year. Increased interest costs related to higher average borrowings and higher average rates were partially offset by increased interest income. Accordingly, pretax income increased 24.5% to $23.0 million compared to last year.

Income tax expense decreased $3.5 million to $2.2 million this year mainly related to the change in discrete event adjustments.

Performance Summary for the Nine Months Ended December 31, 2012

Sales and other operating revenues increased 19.2% to $1,633.3 million compared to the prior year due to increased selling prices, sales of prior crop inventory, and earlier shipments of tobacco this year. Average sales prices have increased as a result of higher prices paid to tobacco suppliers and higher operating costs on a per kilo basis from smaller crop sizes, customer mix and product mix.

Gross profit increased 9.5% to $211.7 million compared to the prior year, while gross profit as a percentage of sales decreased from 14.1% in 2011 to 13.0% in 2012 due to product mix, customer mix and the per kilo impact of short crops in South America and Africa.

Selling, general and administrative costs increased 2.3% to $105.6 million due to increased incentive compensation costs. Operating income remained comparable to the prior year as increased gross profit was partially offset by a $17.8 million decrease in other income (expense) primarily from asset gains in the prior year related to a real property exchange in Brazil. After interest costs, that increased $6.1 million related to higher average borrowings and higher average rates, pretax income decreased $5.9 million to $23.3 million, when compared to last year.

Income tax expense decreased $4.8 million to $15.3 million this year mainly related to the change in discrete event adjustments and reduced pretax income.

Liquidity and Capital Resources

As of December 31, 2012, available credit lines and cash were $570.5 million, comprised of $195.3 million in cash and $375.2 million of credit lines, of which $70.0 million was available under the $250.0 million US revolving credit facility for general corporate purposes, $294.3 million primarily of foreign seasonal credit lines and $10.9 million exclusively for letters of credit.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities and outstanding public notes, as they may permit.

Effective December 31, 2012, the Company did not achieve a fixed charge ratio under the 10% senior notes indenture to access the restricted payments basket for the purchase of common stock, payment of dividends and other actions under that basket. From time to time the Company may not meet or exceed the ratio to utilize this basket.

Fiscal Year 2013 Third Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its third fiscal quarter ended December 31, 2012, on February 6, 2013 at 8:00 A.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 11:00 A.M. ET, February 6th through 11:00 A.M. ET February 11th. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 8114670. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results may differ materially from those currently anticipated expected or projected. The following factors, among others, could cause actual results to differ from those expressed or implied by the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those expressed or implied by forward-looking statements can be found in AOI's most recent Annual Report on Form 10-K and the other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

-MORE-

Alliance One International, Inc. and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Three and Nine Months Ended December 31, 2012 and 2011
(Unaudited)

(in thousands, except per share data)	Three Months Ended December 31,		Nine Months Ended December 31,	
	2,012	2,011	2,012	2,011
Sales and other operating revenues	$699,111	$493,888	$1,633,292	$1,369,983
Cost of goods and services sold	615,982	428,092	1,421,637	1,176,689
Gross profit	83,129	65,796	211,655	193,294
Selling, general and administrative expenses	33,494	33,877	105,570	103,234
Other income (expense)	(297)	12,052	(1,644)	16,173
Restructuring and asset impairment charges	56	67	56	1,583
Operating income	49,282	43,904	104,385	104,650
Interest expense (includes debt amortization of $2,640 and $2,946 for the three months and $7,856 and $8,409 for the nine months in 2012 and 2011, respectively)	29,384	27,408	86,275	80,211
Interest income	3,120	1,999	5,239	4,776
Income before income taxes and other items	23,018	18,495	23,349	29,215
Income tax expense	2,152	5,714	15,292	20,108
Equity in net income (loss) of investee companies	406	(975)	1,256	198
Net income (loss)	21,272	11,806	9,313	9,305
Less: Net income (loss) attributable to noncontrolling interests	(48)	52	368	(49)
Net income attributable to Alliance One International, Inc.	$21,320	$11,754	$8,945	$9,354
Earnings (loss) per share:				
Basic	$0.24	$0.13	$0.1	$0.11
Diluted	$0.2	$0.12	$0.1	$0.11
Weighted average number of shares outstanding:				
Basic	87,465	87,146	87,342	86,976
Diluted	110,639	110,186	87,679	110,130